                                                                    Exhibit 12

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except for ratios)

	Six Months Ended	Year Ended December 31
	June 2004	2003	2002	2001	2000	1999

Earnings available for fixed charges:
Income (loss) from continuing
operations before income taxes,
minority interests, and
cumulative effects of accounting
changes, net	$51	$612	$(228)	$954	$335	$307
Add:
Distributed earnings from
equity in unconsolidated
affiliates	12	97	19	25	27	57
Fixed charges	141	203	168	209	203	194

Subtotal	204	912	(41)	1,188	565	558
Less:
Undistributed equity in
earnings and losses of
unconsolidated affiliates	(15)	25	74	107	88	99

Total	$219	$887	$(115)	$1,081	$477	$459

Fixed charges:
Interest expense	$109	$139	$113	$147	$146	$141
Rental expense representative
of interest	32	64	55	62	57	53

Total	$141	$203	$168	$209	$203	$194

Ratio of earnings to fixed charges	1.6	4.4	(a )	5.2	2.3	2.4

(a) For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by $283 million.